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July 20, 2022

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

Washington, D.C. 20549

Attn:	Kyle Wiley, Staff Attorney
Office of Technology

Re:	LaneAxis, Inc.
Amendment to Offering Statement on Form 1-A
Filed May 27, 2022
File No. 024-11871

Dear Mr. Wiley:

This firm is outside corporate and securities counsel to LaneAxis, Inc. (the “Company”). We are submitting this letter on behalf of the Company in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) issued to the Company in the Staff’s letter, dated June 27, 2022 (the “Letter”), relating to the Company’s Amendment No. 1 to the Offering Statement on Form 1-A/A (File No. 024-11871) filed with the Commission on May 27, 2022 (the “Offering Statement”).

The numbered paragraphs below correspond to the numbered comments in the Letter and for convenience the Staff’s comments are included and presented in bold italics directly above the Company’s response. In addition to addressing the comments raised by the Staff in the Letter, the Company has revised the Offering Statement accordingly and concurrently herewith is filing its amended Offering Statement (the “Amended Offering Statement”).

{continued on following page}

Amendment No. 1 to Offering Statement on Form 1-A

Overview, page 1

1.	The assertion here that “LaneAxis has created the first ‘brokerless’ shipper-to-carrier direct freight network powered by blockchain” appears to conflict with your disclosure elsewhere in the offering circular, including on page 6 where you state that the network is currently in the early operational stages. Revise your disclosure to reflect the specific stage of development of your network and clearly discuss its current use and functionality.

The Company has revised its disclosure on page 6 of the Amended Offering Statement to reflect that the state of development of the network, though new, is completely functional. The Company has further clarified its disclosure to reflect the status of the network’s functionality.

Blockchain Technology meets LaneAxis and Vice Versa, page 3

2.	We note your response to prior comment 2 and your disclosure that “[t]here is no crypto asset associated with the LaneAxis Blockchain.” We also note that you are currently working on and hope to introduce in the future a blockchain-based solution via the minting of carrier insurance documents as non-fungible tokens (“NFTs”). Please provide a more detailed discussion regarding the company’s role in the minting and use of the NFTs. For example, if true, clearly disclose that you do not intend to mint NFTs and will only gather the information from NFTs that have been previously minted on a third-party platform. Also clarify, if true, that the insurance companies that would mint the NFTs will be responsible for paying the applicable gas fees.

Per the Staff’s comment, the Company has clarified its disclosure to reflect that the Company does not intend on minting NFTs now or in the future on the platform and has specifically stated on page 3 and 31 that it does not mint, nor intend to mint NFTs and will only gather the information from NFTs that have been previously minted on a third-party platform. The Company is also unaware of any gas fee payment responsibility as no NFTs are to be minted on the LaneAxis platform.

3.	We note your response to comment 6. While we do not have any further comments at this time regarding your response, please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses, including any conclusions you have made, positions you have taken and practices you have engaged in or may engage in with respect to this matter, including in regards to any NFTs or other crypto assets that you may develop or mint in the future or that you may support or facilitate the minting or trading of in the future.

The Company respectfully refers to its responses above and confirms that it does not intend to mint any NFTs or crypto on its platform now or in the future. As requested, the Company further confirms that it understands that the Commission’s decision not to issue additional comments will not be interpreted to mean that the Commission either agrees or disagrees with the Company’s responses, including any conclusions the Company has made, positions the Company has taken and practices the Company has engaged in or may engage in with respect to this matter, including in regards to any NFTs or other crypto assets that the Company may develop or mint in the future or that the Company may support or facilitate the minting or trading of in the future.

Description of Business, page 31

4.	We note your response to prior comment 9. Please disclose the process you intend to use for vetting and verifying insurance companies for the purpose of restricting NFT creation.

The Company will work directly with and verify the wallet address of insurance companies to confirm that a COI NFT was and will be directly minted by that insurance company. The Company does not vet any insurance companies. The Company’s blockchain software reads only the data from the blockchain that is issued from the insurance companies. The blockchain is immutable, so the verified coverage amount, expiration date, etc. issued from the insurance company confirms that the insurance is valid.  It cannot be changed or manipulated. The Company is not vetting any insurance company, the blockchain software will read the above referenced information.  The Amended Offering Statement has been revised on page 3 to reflect that the Company will verify the wallet address of the insurance company to verify and confirm that the applicable COI NFT was directly minted by that insurance company. This is to ensure a COI NFT that is read on the network is legitimate and genuine.

* * *

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should members of the Staff have any questions or comments, or require any additional information regarding any of the responses or the Amended Offering Statement, please contact the undersigned at 212-335-0466 or sablovatskiy@foleyshechter.com or Jonathan Shechter, Esq. at 212-335-0465 or js@foleyshechter.com.

Sincerely,

FOLEY SHECHTER ABLOVATSKIY LLP

/s/ Sasha Ablovatskiy
Sasha Ablovatskiy, Esq.
For the Firm

Cc:	Securities and Exchange Commission
Jan Woo, Legal Branch Chief

LaneAxis, Inc.
Rick Burnett, Chief Executive Officer

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